EMPLOYMENT AGREEMENT

	THIS EMPLOYMENT AGREEMENT (the "Agreement") is made and entered into this 30th day of Septmeber, 1998, by and between Chronicle
Communications, Inc. ( the "Corporation"), and Kenneth W. McCleave.
The Corporation and Mr. McCleave are sometimes referred to collectively as the "parties".

	In consideration of the mutual promises and covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties do hereby agree as follows:

	1. Employment. The Corporation shall employ Mr. McCleave and Mr. McCleave shall be employed by the Corporation, upon the terms and conditions set forth in this Agreement.

	2. Term. The term of this Agreement (the "Term") shall commence September 30, 1998 and terminate on September 30, 1999, subject to extension by mutual consent of the parties.

	3.  Positions, duties and location of employment.   Mr. McCleave
is employed as the president of the Corporation. Mr. McCleave shall devote all his business time to the furtherance of his duties with the Corporation and responsibilities assigned to him with respect to the Corporation's subsidiaries. Subject to the direction of the Corporation's Chief Executive Officer and the board of directors, he shall perform and discharge well and faithfully the duties which may be assigned to him from time to time. While serving in this capacity, he shall have the responsibilities, duties, obligations, rights, benefits, and requisite authority as is reasonable and customary for the position of president (taking into consideration the organizational chart of the Corporation) and as may be reasonably determined by Corporation's Chief Executive Officer and board of directors.

	4. Compensation. The Corporation shall pay Mr. McCleave a salary of $75,000 per year with respect to the period beginning October 1, 1998 payable in twelve equal monthly installments. Mr. McCleave shall also be eligible for grant of stock options and bonuses. The Corporation shall reimburse Mr. McCleave for reasonable out-of-pocket expenses incurred for the benefit of the Corporation pursuant to an approved budget. Reimbursement of expenses shall be made only upon presentation of an itemized accounting conforming in form and content to standards prescribed by the Internal Revenue Service relative to the substantiation of the deductibility of business expenses.

	5. Corporate Data and Information. Upon the termination of Mr. McCleave's employment under this Agreement for any reason, he shall return to the Corporation all data and information, whether written, computer, magnetic, electronic, or in any other physical or tangible form, relating to the business of the Corporation or any of its subsidiaries or affiliates that he obtained during the time of his employment.

	6. Termination. If the Corporation terminates Mr. McCleave's employment for any reason, without cause or with cause not amounting to criminal misconduct, then the Corporation shall pay Mr. McCLeave's salary accrued and unpaid to the date of termination, and that same salary for salary for a period of twenty-four months following the termination; provided, that at Mr. McCleave's election, the Corporation shall discharge fully its obligation to Mr. McCleave for the remaining term of this Agreement by delivering such shares of the Corporation's common stock, free of any restrictions or limitations on transfer, to Mr. McCleave as determined by dividing one-half of the salary for such remaining term by the closing asked quotations for the Corporation's common stock averaged over the five days prior to such termination. Mr. McCleave shall have the right to terminate this Agreement with or without default by the Corporation and in the event of a default by the Corporation in any material provision of this Agreement, other than non payment of accrued salary for which the Corporation does not have funds, Mr. McCleave shall have the same rights he would have under this Section if terminated by the Corporation.

	7. Representations and warranties of the Corporation. The Corporation represents and warrants to Mr. McCleave that it has the right, power, legal capacity, and authority to enter into and perform its obligations under this Agreement, and no approval or consent of any person, other than the board of directors, is necessary in connection with this Agreement.

	8. Disclosure of Information. Mr. McCleave recognizes and acknowledges that information about the Corporation's (which includes its subsidiaries) business and operations, confidential and proprietary information, trade secrets and know-how, including but not limited to their lists of the Corporation's suppliers and customers (importantly, the persons to contact and who make the decisions thereat) and methods of operation (the "Covered Information") are confidential and proprietary information, trade secrets and know-how, as they may exist from time to time and are valuable, special and unique assets of the Corporation's business. Mr. McCleave will not, during or after the term of his employment under this Agreement, use for his own benefit or gain, for the benefit or gain of any other person other than the Corporation, or disclose to any person other than the Corporation's employees appropriately needing to know Covered Information or any part of the Covered Information to any person, firm, corporation, association, or any other entity for any reason or purpose whatsoever unless such purpose is to further the purposes of the Corporation. In the event of a breach or threatened breach by Mr. McCleave of the provisions of this section, the Corporation shall be entitled to an injunction, without any requirement which could be imposed by the Court for posting bond which Mr. McCleave hereby specifically and knowingly waives, restraining Mr. McCleave from disclosing, in whole or in part, the Covered Information or from rendering any services to any person, firm, corporation, association, or other entity to whom such Covered Information, in whole or in part, has been disclosed or is threatened to be disclosed. Nothing herein shall be construed as prohibiting the Corporation from pursuing any other remedies available to it for such breach or threatened breach, including the recovery of direct, indirect and consequential damages from Mr. McCleave. This covenant by Mr. McCleave shall be construed as an agreement independent of any other provision in this Agreement; and, the existence of any claim or cause of action of Mr. McCleave against the Corporation, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Corporation of this covenant.
	9. Restrictive Covenant. Upon the termination of Mr. McCleave's employment, whether by termination of this Agreement, by discharge, or otherwise, Mr. McCleave shall not enter into or engage in any business in direct competition with any business of the Corporation, as it exists at the time of termination of employment under this Agreement, either as an individual on his own account, or as a partner, joint venturer, employee, agent, or salesman for any person, or as an officer, director or stockholder of a corporation, or otherwise, in the State of Florida for a period of two years after the date of termination of employment hereunder. Mr. McCleave acknowledges that he will be able to engage in a livelihood apart from the activities which are prohibited by this covenant during the specified period. This covenant on the part of Mr. McCleave shall be construed as an agreement independent of any other provision in this Agreement; and the existence of any claim or cause of action of Mr. McCleave against the Corporation, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Corporation of this covenant. It is agreed by the parties that this covenant on the part of Mr. McCleave may be enforced against Mr. McCleave by injunction, without any requirement which could be imposed by the Court for posting bond which Mr. McCleave hereby specifically and knowingly waives, as well as by all other legal remedies available to the Corporation. It is agreed by the parties hereto that if any portion of this covenant not to compete is held to be unreasonable, arbitrary or against public policy, the covenant herein shall be considered divisible both as to time and geographical area so that a lesser period or geographical area shall remain effective so long as the same is not unreasonable, arbitrary, or against public policy.
	10. Severability. It is the clear intention of the parties to this Agreement that no term, provision, or clause of this Agreement shall be deemed to be invalid, illegal, or unenforceable in any respect unless such term, provision, or clause cannot be otherwise construed, interpreted, or modified to give effect to the intent of the parties and to be valid, legal, or enforceable. In the event that such a term, provision, or clause cannot be so construed, interpreted, or modified, the validity, legality, and enforceability of the remaining provisions contained herein and other application(s) thereof shall not in any way be affected or impaired thereby and shall remain in full force and effect.
	11. Waiver of Breach. The waiver by the Corporation or Mr. McCleave of the breach of any provision of this Agreement by the other party shall not operate or be construed as a waiver of any subsequent breach by that party.
	12. Entire Agreement. This document contains the entire agreement between the Parties, supersedes all prior oral agreements, if any, and may not be changed orally, but only by agreement in writing signed by the Parties.
	13. Governing Law. This Agreement, its validity, interpretation, and enforcement shall be governed by the laws of the State of Florida with exclusive venue in Hillsborough County.
	14.  Notice.   Any notice pursuant to this Agreement shall be
validly given or served if that notice is made in writing and delivered personally or sent by certified mail, returned receipt requested, postage prepaid, to the following addresses:
If to Mr. McCleave:
	Kenneth W. McCleave
	9401 Oak Street
	Riverview, Florida 33569
If to the Corporation:
	Chronicle Communications, Inc.
	P. O. Box 756
	Cairo, Georgia   31728
	copy to:

	Jackson L. Morris, Esq.,
	3116 West North A Street
	Tampa, Florida  33609

All notices so given shall be given effective upon receipt. Either party, by notice so given, may change the address to which her or its future notices shall be sent.
	15. Assignment and Binding Effect. This Agreement shall be blinding upon Mr. McCleave and the Corporation and shall benefit the Corporation and its successors and assigns. This Agreement shall not be assignable by Mr. McCleave.

	16.  Headings.   The headings in this Agreement are for
convenience only; they form no part of this Agreement and shall not affect its interpretation.

	IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed the day and year first above written.

[CORPORATE SEAL]      Chronicle Communicaitons, Inc.,

Attest:               By: /s/  John V. Whitman, Jr.
                               John V. Whitman, Jr., Chief Executive Officer
                          /s/  Jackson L. Morris
                               Jackson L. Morris, Secretary

                          /s/  Kenneth W. McCleave
                               Kenneth W. McCleave